

October 5, 2012

<u>Via E-mail</u>
Keith Schuck, President
Chase Issuance Trust
c/o Chase Bank USA, National Association
White Clay Center Building 200, Route 273
Newark, Delaware 19711

      Re: **Chase Issuance Trust**
             Form 10-K for Fiscal Year Ended December 31, 2011
             Filed March 30, 2012
             File No. 333-67076-02

Dear Mr. Schuck:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                           Sincerely,

                           /s/ Robert Errett

                           Robert Errett
                           Special Counsel

cc: Angela M. Liuzzi